Exhibit 99.2

News Release

For Immediate Release: September 1, 2015

H&R Block Announces $3.5 Billion Share Repurchase Program and Capital Structure Plans

•	H&R Block Bank divestiture transaction now closed

•	H&R Block no longer regulated as a savings and loan holding company

•	Company announces a $3.5 billion share repurchase program, effective through June 2019

•	Company announces intent to launch “modified Dutch auction” tender offer on September 2nd to repurchase up to $1.5 billion of common stock, representing approximately 16 percent of the company’s current market capitalization[1]

•	Company announces intent to replace its Committed Line of Credit and to take on incremental debt

KANSAS CITY, Mo. - H&R Block, Inc. (NYSE: HRB), the world’s largest consumer tax services provider, today announced that it has successfully closed its transaction to divest H&R Block Bank, selling certain assets and transferring certain liabilities, including all of its deposits, to BofI Federal Bank (“BofI”) a full month earlier than expected. At the time of the closing, the bank made a one-time cash payment to BofI of approximately $419 million, which is approximately equal to the carrying value of the liabilities (including all deposit liabilities) assumed by BofI. The bank merged into its parent company, surrendered its bank charter, and ceased to exist as a bank. The closing of the bank transaction represents the conclusion of a multi-year effort to refocus the company on its core tax business and to no longer be regulated as a savings and loan holding company.

In connection with the closing, and consistent with the description of the transaction in the company’s previous public disclosures, the parties have entered into a program management agreement under which BofI will serve as the bank for H&R Block-branded financial services products: Emerald Prepaid MasterCard®, Refund Transfers and Emerald Advance® lines of credit offered through H&R Block’s retail and digital channels.

H&R Block reaffirms it expects the ongoing annual net financial impact to be dilutive by approximately $0.08 to $0.10 per share beginning in fiscal year 2016. The company also expects to incur one-time charges for transaction and related costs of approximately $0.02 to $0.03 per share in fiscal year 2016. All per share amounts are based on fully diluted shares outstanding as of Aug. 31, 2015.

“We are very pleased that we were able to close our transaction with BofI in time to facilitate a smooth transition of our financial services products for the upcoming tax season,” said Bill Cobb, H&R Block’s president and chief executive officer. “We’ve selected a great partner in BofI, and we look forward to working with them on award winning value offerings to clients for many years to come. This closing is the final step in divesting our non-core assets and focusing our business back on what we do best, taxes.”

Final terms and conditions of the program management agreement are consistent with previous disclosures. Additional information regarding the bank divestiture transaction is included in a Form 8-K filed with the Securities and Exchange Commission (SEC) today, as well as the company’s previous public disclosures.

New Capital Structure

H&R Block intends to establish a new capital structure that it believes appropriately reflects the capital needs of the business and positions the company for continued shareholder value creation. Included in this plan is a $3.5 billion share repurchase program, a new committed line of credit (“CLOC”), and incremental debt. The new structure is intended to enable significant return of capital to shareholders in

[1]	Based on the close price as of Aug. 31, 2015 and approximately 276.4 million shares outstanding. The actual percentage will depend upon the amount of shares actually purchased in the tender offer and the actual price paid for such shares.

the form of dividends and share repurchases. The company has paid 211 consecutive quarterly dividends, which represents a dividend paid every quarter since the company went public in 1962. Additionally, since May 2011, the company has repurchased 12 percent of its total shares outstanding and has returned approximately $1.4 billion to shareholders in the form of dividends and share repurchases.

“We have a long tradition of returning capital to shareholders, and I’m pleased that we can now continue that tradition,” said Bob Gerard, the company’s Chairman of the Board. “Through a balanced and appropriate capital structure, we are positioned to consistently generate significant free cash flow, maintain seasonal access to liquidity, and continue to deliver reliable and meaningful shareholder returns.”

Share Repurchase Program

Consistent with its long-standing philosophy on shareholder returns, the company announced today that its Board of Directors has approved a new $3.5 billion share repurchase program, effective through June 2019. The company currently intends to repurchase its shares over time through a combination of the tender offer referred to below and open market purchases, and may also repurchase shares through private transactions, exchange offers, additional tender offers or other means. The company intends to fund this program through available cash, borrowings and incremental debt as described below, and funds from ongoing business operations.

Overall Leverage Capacity

H&R Block believes it has capacity to increase its leverage while maintaining investment grade credit ratings metrics. The company currently believes that a ratio of adjusted debt to adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) of approximately 2.5x to 3.0x would be consistent with the company’s previously stated intention to maintain investment grade ratings metrics. The company calculates adjusted debt to adjusted EBITDA using a fiscal four-quarter rolling average of total outstanding gross debt (both short-term and long-term) and includes adjustments for items such as operating leases which are not capitalized on the company’s balance sheet.

Near-Term Capital Structure Changes

As part of the new capital structure described above, the company intends to take near-term action to take on borrowings and incremental debt and repurchase shares of its common stock through a “modified Dutch auction” tender offer, which will be contingent upon, among other customary items, the company replacing its existing Committed Line of Credit with a new credit facility.

“Modified Dutch Auction” Tender Offer

Under the new share repurchase program, the company announced today that it plans to launch a “modified Dutch auction” tender offer to purchase up to $1.5 billion of its common stock, at a price per share of not less than $32.25 and not greater than $37.00. The tender offer will be contingent upon, among other customary items, the successful closing of a new Committed Line of Credit, as described below, and satisfaction of other customary conditions. Additional details regarding the pricing and other terms will be provided upon formal commencement of the tender offer.

“The planned tender offer announced today demonstrates our confidence in the future of our business and our long-standing commitment to create shareholder value,” said Cobb.

As of Aug. 31, 2015, H&R Block had approximately 276.4 million shares outstanding. The company intends to use a combination of available cash, borrowings and incremental debt to fund the tender offer and related expenses.

New Committed Line of Credit

H&R Block also announced today that it intends to replace its existing five-year $1.5 billion Committed Line of Credit. The new CLOC facility amount and terms will be determined based on market conditions at the time of closing of the new CLOC. As described above, the tender offer will be contingent upon, among other customary items, the successful closing of the new CLOC and as such, the company intends to complete the new CLOC prior to the completion of the tender offer. It is also the company’s intention to utilize the new CLOC to fund its future seasonal working capital needs rather than issuing commercial paper.

Incremental Debt

H&R Block also intends to incur incremental debt through other debt issuances as part of the capital structure changes announced today. The amount and composition of the incremental debt will be dependent on market conditions and capital allocation considerations at the time the debt is incurred. The company intends to use the incremental debt to fund stock repurchases under the share repurchase program announced today.

Information Regarding the Planned Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The planned tender offer described in this press release has not yet commenced, and there can be no assurances that the company will commence the tender offer on the terms described in this press release or at all. If the company commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the company’s Tender Offer Statement on Schedule TO, which is expected to be filed with the SEC in connection with the tender offer and will include as exhibits an Offer to Purchase, a related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the company commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the company’s information agent in connection with the tender offer.

Note

The company’s announcement of its share repurchase program does not obligate the company to repurchase any specific dollar amount or number of its shares of common stock. The company will determine when, if and how to proceed with any repurchase transactions under the program, as well as the amount of any such repurchase transactions, based upon, among other things, the results of the tender offer and the company’s evaluation of its liquidity and capital needs (including for strategic and other opportunities), its business, results of operations, and financial position and prospects, its credit ratings, general financial, economic and market conditions, prevailing market prices for the company’s shares of common stock, corporate, regulatory and legal requirements, and other conditions and factors deemed relevant by the company’s management and Board of Directors from time to time. The share repurchase program may be suspended or discontinued at any time. There can be no assurance as to the actual volume of share repurchases in any given period or over the term of the program, if any, or as to the manner or terms of any such repurchases. There can also be no assurance that the company will operate its business at an indicated leverage ratio or that it will maintain investment grade ratings metrics (as a result of factors within or outside the company’s control). In addition, the company’s ability to enter into the new CLOC is dependent on, among other things, market conditions and the agreement of the lenders, the company’s ability to borrow under any new CLOC is dependent on the company’s performance and ability to satisfy the borrowing conditions thereunder, and the company’s ability to take on incremental debt is dependent on, among other things, market conditions, the company’s performance, and satisfaction of other customary financing conditions. The company’s failure to maintain investment grade ratings metrics and obtain incremental debt financing as contemplated could adversely impact the company and its ability to implement the stock repurchase program as currently contemplated. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Conference Call

Discussion of the divestiture of H&R Block Bank, the company’s capital structure plans, fiscal 2016 first quarter results, future outlook and a general business update, will occur during the company’s previously announced fiscal first quarter earnings conference call for analysts, institutional investors, and shareholders. The call is scheduled for 4:30 p.m. Eastern time on Sept. 1, 2015. To access the call, please dial the number below approximately 10 minutes prior to the scheduled starting time:

U.S./Canada (888) 895-5260 or International (443) 842-7595

Conference ID: 73769267

The call will also be webcast in a listen-only format for the media and public. The link to the webcast can be accessed directly at http://investors.hrblock.com.

A replay of the call will be available beginning at 7:30 p.m. Eastern time on Sept. 1, 2015, and continuing until Oct. 1, 2015, by dialing (855) 859-2056 (U.S./Canada) or (404) 537-3406 (International). The conference ID is 73769267. The webcast will be available for replay Sept. 2, 2015 at http://investors.hrblock.com.

About H&R Block

H&R Block, Inc. (NYSE: HRB) is the world’s largest consumer tax services provider. More than 680 million tax returns have been prepared worldwide by and through H&R Block since 1955. In fiscal 2015, H&R Block had annual revenues of nearly $3.1 billion with 24.2 million tax returns prepared worldwide. Tax return preparation services are provided by professional tax preparers in approximately 12,000 company-owned and franchise retail tax offices worldwide, and through H&R Block Tax Software products. H&R Block also offers adjacent Tax Plus products and services. For more information, visit the H&R Block Newsroom at http://newsroom.hrblock.com/.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “could” or “may” or other similar expressions. Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, income, earnings per share, capital expenditures, dividends, liquidity, capital structure or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying any of the above. All forward-looking statements speak only as of the date they are made and reflect the company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive and regulatory factors, many of which are beyond the company’s control and which are described in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 in the section entitled “Risk Factors,” as well as additional factors we may describe from time to time in other filings with the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties. There can be no assurances regarding when or if the contemplated transactions described in this press release will occur, or the final terms and conditions of the various agreements involved with such transactions.

For Further Information

Investor Relations:	Colby Brown, (816) 854-4559, colby.brown@hrblock.com
Media Relations:	Gene King, (816) 854-4672, gene.king@hrblock.com